Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. No public offer of securities is to be made by the Company in the United States.

Xinyuan Real Estate Co., Ltd.

(Incorporated in the Cayman Islands with Limited Liability)

Execution of Indenture Supplements in respect of

(i) 13.25% Senior Notes Due 2018, and

(ii) 13% Senior Notes Due 2019

Announcement

Hong Kong – February 13, 2015 – Reference is made to the announcement of Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) dated February 13, 2015 in relation to the receipt of the requisite number of consents necessary for certain proposed amendments (the “Proposed Amendments”) to:

•	the Indenture, dated as of May 3, 2013 (as supplemented or amended to the date hereof, the “2018 Notes Indenture”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee (the “2018 Notes Trustee”) and as the shared security agent (the “Shared Security Agent”), governing its 13.25% Senior Notes Due 2018 (Common Code 092214109, ISIN No. XS0922141097) (the “2018 Notes”) pursuant to a consent solicitation statement dated February 3, 2015 (the “Consent Solicitation Statement”); and

•	the Indenture, dated as of December 6, 2013 (as supplemented or amended to the date hereof, the “2019 Notes Indenture” and, together with the 2018 Notes Indenture, the “Indentures”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee (the “2019 Notes Trustee”), and the Shared Security Agent, governing its 13% Senior Notes Due 2019 (Common Code 099896493, ISIN No. XS0998964935) (the “2019 Notes” and, together with the 2018 Notes, the “Notes”) pursuant to the Consent Solicitation Statement.

The Company is pleased to announce the execution of (i) the indenture supplement dated February 13, 2015 (the “2018 Notes Indenture Supplement”), by and among the Company, the Subsidiary Guarantors, the 2018 Notes Trustee and the Shared Security Agent, giving effect to the Proposed Amendments in compliance with the conditions contained in the 2018 Notes Indenture and (ii) the indenture supplement dated February 13, 2015 (the “2019 Notes Indenture Supplement” and, together with the 2018 Notes Indenture Supplement, the “Indenture Supplements”), by and among the Company, the Subsidiary Guarantors, the 2019 Notes Trustee and the Shared Security Agent, giving effect to the Proposed Amendments in compliance with the conditions contained in the 2019 Notes Indenture. The Indenture Supplements amended the Indentures to give the Company additional flexibility in pursuing new business opportunities and new sources of capital. The Company will send the 2018 Notes Indenture Supplement and the 2019 Notes Indenture Supplement to holders of the 2018 Notes and 2019 Notes, respectively, upon request.

For a detailed statement of the Proposed Amendments, holders of the Notes should refer to the Consent Solicitation Statement and to related documents.

The Company expects to pay any consent fee due as soon as practicable in accordance with the terms set forth in the Consent Solicitation Statement.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

The Company is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

FORWARD-LOOKING INFORMATION

Forward-looking statements in this announcement, including those statements relating to the Consent Solicitation, such as the payment of the consent fee, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the Notes; changes in the business and financial condition of the Company and its subsidiaries; changes in the debt markets in general.

On behalf of the Board
Xinyuan Real Estate Co., Ltd.
Zhang Yong
Chairman

February 13, 2015

2